Mail Stop 3561

June 5, 2008

By Facsimile and U.S. Mail

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

> **Re: Ingles Markets, Incorporated**
> **Form 10-K for Fiscal Year Ended September 29, 2007**
> **Filed November 28, 2007**
> **File No. 000-14706**

Dear Mr. Ingle:

We have reviewed your response dated June 2, 2008 to our comment letter dated March 31, 2008 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to the staff comments in our letter dated March 31, 2008. We are not persuaded the product and service disclosure requirements of SFAS No. 131 and Item 101(c)(1)(i) of Regulation S-K are not applicable to you. In future filings please provide the disclosures required by this pronouncement and regulation, respectively, and include an example of the revisions in your response.

2. With a view toward your response to prior comment three in our letter dated March 31, 2008, your proposal to present grocery segment sales contributed by grocery products, perishables and gasoline product categories is an overly broad view of similar products. For example, it is not evident how you concluded videos are similar to dairy products or that meat products are similar to pharmacy products and services. Please revise to disaggregate products and services to the extent they are not substantially similar. See paragraph 37 of SFAS No. 131.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief